EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
      We consent to the reference to our firm under the caption “Experts” in Post-Effective Amendment No. 2 to the Registration Statement (Form S-3 No. 333-121948) and related Prospectus of GenCorp Inc. for the registration of $146,400,000 of its 2 1/4% Convertible Subordinated Debentures due 2024, and the Common Stock Issuable Upon Conversion of the Debentures, and to the incorporation by reference therein of our reports dated February 9, 2005, with respect to the consolidated financial statements of GenCorp Inc., GenCorp Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of GenCorp Inc., incorporated by reference in its Annual Report (Form 10-K) for the year ended November 30, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Sacramento, California
July 27, 2005